NEWS RELEASE

May 26, 2006

Trading Symbol: AMM - TSX, AAU - AMEX

NEW MEXICAN SILVER-LEAD-ZINC PROJECT ACQUIRED

Almaden Minerals Ltd. (“Almaden”) is pleased to announce that it has acquired an undivided 100% interest in a new silver-lead-zinc prospect in Coahuila State, Central Mexico. This property (named by Almaden the “Viky” prospect) was discovered in 2005 during Almaden’s regional exploration program in Central Mexico. The property was acquired through staking, although an undivided 100% interest in three small claims located in the vicinity has subsequently been purchased. The Viky prospect covers an area of replacement silicification which has developed in folded and deformed thinly bedded limestone. The property is considered prospective for silver-rich zones within quartz replacement zones and quartz veining as well as silver-lead-zinc sulphide-rich replacement bodies. Eight samples taken by Almaden of silicified limestone returned silver values as high as 247 g/t and averaging 102 g/t, lead values as high as 12.9% and averaging 4.3%, zinc values as high as 0.16% and averaging 0.04% and significant copper and other indicator metals typical of a silver-rich sulphide replacement style geologic environment.

A work program consisting of soil geochemistry, induced polarisation (“IP”) geophysics, prospecting and geologic mapping is currently underway to better the mineralised system.

Almaden currently has 15 active joint ventures, including 11 in which other companies are carrying all costs in order to earn an interest in the related projects. Almaden will continue with its successful business model of creating new value by identifying exciting projects and managing risk by forming joint ventures in which partner companies explore and develop these projects. The results described in this news release are from samples collected under the supervision of Morgan Poliquin, P.Eng. (B.C.) a director of Almaden and a qualified person under the meaning of National Instrument 43-101. Analyses reported were carried out by ALS Chemex Laboratories Ltd. of North Vancouver.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange and American Stock Exchange have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.